UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_____________________________

EXFO INC.
(Name of Subject Company)
EXFO INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

_____________________________
Subordinate Voting Shares without par value
(Title of Class of Securities)
_____________________________
302043 10 4
(CUSIP Number of Class of Securities)
_____________________________

Benoit Ringuette
EXFO Inc.
400 Godin Avenue
Quebec City, Quebec, Canada
G1M 2K2
(418) 683-0211

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Jean-Michel Lapierre Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242 Suite 3700, 800 Victoria Square Montreal, Quebec, Canada H4Z 1E9 (514) 397-7400	Brian P. Lenihan Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-5000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*      Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications are made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

TABLE OF CONTENTS

Item 12. Exhibits

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Press Release, issued January 7, 2015.